UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C.  20549


                             FORM 11-K
                           ANNUAL REPORT

                 Commission File Number:  0-30176


                 Pursuant to Section 15(d) of the
                  Securities Exchange Act of 1934


            For the Fiscal Year Ended December 31, 1999


                       Full Title of Plan:

          PENNZENERGY COMPANY SAVINGS AND INVESTMENT PLAN


       Name of the issuer of the securities held pursuant to the plan and the address of its principal office:

                     Devon Energy Corporation
                   20 North Broadway, Suite 1500
                Oklahoma City, Oklahoma  73102-8260





                           Page 1 of 17
                (Exhibit Index is found at page 15)

                    PENNZENERGY COMPANY SAVINGS
                        AND INVESTMENT PLAN

            Index to Financial Statements and Schedule



                                                              Page
Independent Auditors' Reports                                   3

Statements of Net Assets Available for Plan Benefits,
December 31, 1999 and 1998                                      5

Statement of Changes in Net Assets Available for Plan
Benefits for the Year Ended December 31, 1999                   6

Notes to Financial Statements                                   7

Schedule 1 - Schedule of Assets Held for Investment Purposes
at End of Year December 31, 1999                                13

                   Independent Auditors' Report



The Plan Sponsor and Participants
PennzEnergy Company Savings and Investment Plan:

We have audited the accompanying statement of net assets available for plan benefits of the PennzEnergy Company Savings and
Investment Plan (the Plan) as of December 31, 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the supplemental schedule based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999, and the changes in its net assets available for plan benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year December 31, 1999 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the
Employee Retirement Income Security Act of 1974.   The
supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                             KPMG LLP


Oklahoma City, Oklahoma
June 30, 2000

           REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee,
PennzEnergy Company
Savings and Investment Plan:

We have audited the accompanying statement of net assets available for plan benefits of the PennzEnergy Company Savings and Investment Plan (the Plan) as of December 31, 1998. This financial statement is the responsibility of the Plan's administrative committee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrative committee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998, in conformity with accounting principles generally accepted in the United States.



                                      ARTHUR ANDERSEN LLP

Houston, Texas
June 28, 1999

                    PENNZENERGY COMPANY SAVINGS
                        AND INVESTMENT PLAN

       Statements of Net Assets Available for Plan Benefits

                    December 31, 1999 and 1998


                                           1999          1998
Assets:
 Investments at fair value            $ 65,400,539    174,463,079

 Receivables:
  Employee contributions                   164,415        888,966
  Employer contributions                   101,977        688,427
  Interest and dividends                    55,801         46,803

                                           322,193      1,624,196

Net assets available for plan
  benefits                            $ 65,722,732    176,087,275


See accompanying notes to financial statements.

                    PENNZENERGY COMPANY SAVINGS
                        AND INVESTMENT PLAN

  Statement of Changes in Net Assets Available for Plan Benefits

               For the Year Ended December 31, 1999


Additions:
 Contributions:
  Employee                                          $ 4,749,653
  Employer                                            3,624,533

                                                      8,374,186
 Net investment income:
  Interest                                              285,422
  Dividends                                           1,796,908
     Net realized and unrealized appreciation in
       fair value of investments                      5,993,315

           Total additions                           16,449,831

Deductions:
 Benefits paid to participants                        7,751,868
 Net transfers to other plans                       119,059,586
 Administrative expenses                                  2,920

           Total deductions                         126,814,374

           Decrease in net assets available
             for plan benefits                     (110,364,543)

Net assets available for plan benefits:
 Beginning of year                                  176,087,275

 End of year                                       $ 65,722,732


See accompanying notes to financial statements.

(1)   Spin-Off  of  Pennzoil-Quaker State  Company  From  Pennzoil
      Company

   On December 30, 1998, Pennzoil Company (Pennzoil) distributed to its shareholders 47.8 million shares of common stock of its wholly owned subsidiary Pennzoil-Quaker State Company (Pennzoil-Quaker State) representing all of the shares of Pennzoil-Quaker State owned by Pennzoil.

   As part of the spin-off transaction, effective December 31, 1998, the Pennzoil Company Savings and Investment Plan (the
   Plan) was renamed the PennzEnergy Company Savings and Investment Plan. As of January 1, 1999, the Plan covered the employees of PennzEnergy Company and participating subsidiaries and affiliated companies (PennzEnergy). Net assets available for benefits of $119.9 million related to Pennzoil-Quaker State employees were transferred to the
   Pennzoil-Quaker  State Company Savings and Investment  Plan  in
   1999.

   In connection with the spin-off, Pennzoil distributed one share of Pennzoil-Quaker State common stock for every share of Pennzoil common stock. As a result, the Plan's Stock Fund held both PennzEnergy and Pennzoil-Quaker State common stock at December 31, 1998.

   On August 17, 1999, Devon Energy Corporation (Devon) and PennzEnergy closed their merger of the two companies. As a result, PennzEnergy shareholders, including the Plan, received .4475 shares of Devon common stock for each share of PennzEnergy common stock owned. The Plan name has remained intact; however, all active participants of the Plan are now employed by Devon (the Plan Sponsor).

(2)  Description of the Plan

   The  following  description of the Plan provides  only  general
   information.   Participants should refer to the Plan  agreement
   for a more complete description of the Plan's provisions.

   (a) General

       The  Plan  is  a defined contribution plan covering only former employees of PennzEnergy. As of August 17, 1999, upon closing of the merger between Devon and PennzEnergy, there have been no participants added to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is  administered by the seven senior executive officers  of
       Devon.   Merrill  Lynch  Group  Employee  Services  is  the
       Trustee of the Plan.

   (b) Contributions

       Participants may contribute up to 12 percent of annual compensation, as defined in the Plan. Employee contributions may be made "after-tax" or, under a Section 401(k) option, on a "before-tax" basis. Devon matches an employee's contribution dollar-for-dollar up to six percent of base compensation. The Plan was amended, effective January 1, 2000, to allow participants to contribute up to 15 percent of annual compensation.

   (c) Investment Options

       Participants may direct their contributions to the investment options listed below. Effective August 17, 1999, the Plan was amended to allow participants to direct employer contributions to the investment options offered by the Plan. Prior to August 17, 1999, employer contributions were not directed by participants and at the prior plan sponsor's option were made in either cash or in common stock. All employer contributions from January 1, 1999, through August 17, 1999, were made in common stock. Employer contributions subsequent to August 17,1999, were made in cash.

       Prior to December 1, 1999, participants attaining age 55 were able to direct the investment of their existing non-participant directed employer contribution accounts among the various investment options. Effective December 1, 1999, the Plan was amended to allow all participants to direct the investment of their existing non-participant directed employer contribution accounts among the various investment options.

            Investment Option           Type of Investment(s)

        Merrill  Lynch  Retirement   Invests    primarily     in
        Preservation Trust           guaranteed       investment
                                     contracts  (generally  with
                                     insurance   companies    or
                                     banks which agree to return
                                     principal and a stated rate
                                     of  return over a specified
                                     period  of time)  and  U.S.
                                     Government     and     U.S.
                                     Government           Agency
                                     securities.
        J.P.  Morgan Institutional   Normally, at least  65%  of
        Bond Fund                    the  fund's assets will  be
                                     represented  by  investment
                                     in  securities rated "A" or
                                     better  by a major  ratings
                                     agency.      The     fund's
                                     duration   (a  measure   of
                                     average  maturity)   ranges
                                     between 3 1/2 and 5 1/2 years.
        Fidelity  Advisor Balanced   Invests  in  a  diversified
        Fund                         portfolio  of  equity   and
                                     fixed-income     securities
                                     with   income,  growth   of
                                     income      and     capital
                                     appreciation potential.
        Merrill    Lynch    Equity   Consists  of common  stocks
        Index Trust                  that,    to   the    extent
                                     possible,   duplicate   the
                                     composition of  Standard  &
                                     Poor's Index of 500 stocks.
        Davis   New  York  Venture   Invests primarily in common
        Fund                         stock     and    securities
                                     convertible   into   common
                                     stock.  The fund ordinarily
                                     invests in securities which
                                     the     fund     management
                                     believes have above-average
                                     appreciation potential.
        Stock Fund                   Common  Stock  of  Pennzoil
                                     prior to December 30, 1998,
                                     PennzEnergy  from  December
                                     30,  1998,  to  August  16,
                                     1999,   and  Devon  as   of
                                     August 17, 1999.

   (d) Participant Loans

       Participants may borrow a minimum of $1,000 up to the lessor of 50% of their vested account or $50,000. Loan terms may range from six months to five years (up to 20 years for the purchase of a primary residence). The loans are secured by the balance in the participants' accounts and bear interest at the prime rate plus one percent, on the dates the loans are made.

   (e) Vesting and Disposition of Forfeitures

       Participants are vested immediately in their contributions plus actual earnings thereon. Participants vest in employer contributions at a rate of 25 percent per year beginning at the end of two years of service, becoming fully vested after five years of service or attainment of age 55. Any nonvested portion of employer contributions shall be forfeited upon termination. Forfeitures shall be allocated as follows: first, to reinstate any employer contribution amounts of participants who return to service and second, to restore any amounts previously forfeited as unclaimed benefits. Any remaining amounts are applied to reduce future employer contributions.

   (f) Participant Accounts

       Separate accounts are maintained in the name of each participant. Each participant's account is credited with the participant's contributions and allocation of (i) the employer's contributions, (ii) Plan earnings, and (iii) forfeited balances of terminated participants' nonvested employer contribution accounts.

   (g) Withdrawals

       Withdrawals  may  be  made  from either  of  an  employee's
       previous   pretax  or  after-tax  contributions,   net   of
       previous withdrawals, upon written notice to the Plan Sponsor. After-tax withdrawals cause the participants to forfeit the right to participate in the Plan for 180 days,
       while   pretax  withdrawals  are  allowed  only  when   the
       participant  is  age  59 1/2  or  older,  unless  a  financial
       hardship  exists.   Hardship  withdrawals  will  cause  the
       participants to be suspended from making contributions  for
       365   days.    Withdrawals  may  be  made   from   employer
       contributions only if the participant is fully vested and only after withdrawing all amounts from any prior plan accounts and any rollover amounts, and not being in a suspended status.

   (h) Payment of Benefits

       Upon death, disability, or termination of service, a participant may elect to receive benefit payments, as prescribed by the Plan, equal to the value of the participant's vested interest in his or her accounts.

   (i) Administrative Costs

       All administrative expenses are borne by the Plan Sponsor with the exception of fees for investment management and loan processing fees for participant loans.

   (j) Plan Termination

       Although no formal amendment has been approved, the Plan Sponsor expects to terminate the Plan and transfer its net assets to the Devon Energy Corporation Incentive Savings Plan (Devon Plan). All former employees of PennzEnergy are subject to a severance plan until August 17, 2001. Under the terms of the severance plan, any such employees severed by Devon will, upon termination, be fully vested in their participant accounts. Outside of the severance plan, all participants will continue to vest in accordance with the terms of the Plan. Upon termination of the Plan, all amounts credited to participants' accounts will be transferred and participants will become eligible to participate under the agreement and amendments of the Devon Plan.

(3)  Summary of Significant Accounting Policies

   (a) Basis of Presentation

       The accompanying financial statements of the Plan have been prepared in conformity with generally accepted accounting principles and practices permitted by the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

       In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with 1999's presentation.

   (b) Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

   (c) Investments

       The Plan's investments are reflected in the accompanying financial statements at fair value. For the Stock Fund, mutual funds, and the Merrill Lynch Equity Index Trust, fair value was determined by using the closing price of the securities or funds as listed on the applicable stock exchange on the last trading day of the Plan year. The Merrill Lynch Retirement Preservation Trust is  a common/collective trust  fund  investing primarily
       in  guaranteed  investment  contracts  and  U.S.
       Government    securities.    The   guaranteed    investment
       contracts are fully benefit responsive and are recorded  at
       contract  value, which approximates fair value.   Effective
       yields approximated 6.5% and 6.6% at December 31, 1999 and 1998, respectively. Contract value for the Merrill Lynch Retirement Preservation Trust was determined based on contributions made under the investment contract plus interest earned at the contract's rate less funds used to pay investment fees charged by the insurance companies.
       Loans   to  participants  are  stated  at  the  outstanding
       principal  balance  of  the loans  which  approximate  fair
       value.   Investment transactions are recognized as  of  the
       trade date.

(4)  Investments and Non-Participant Directed Net Assets

   The following investments at fair value represent 5% or more of the net assets of the Plan at December 31, 1999 and 1998:

                                     1999         1998

Pennzoil-Quaker State Company

 common stock (a)                $ 5,291,181   26,289,914
Devon Energy  Corporation
 common stock                     12,558,629           --
PennzEnergy Company common

 stock (b)                                --   29,073,975
Merrill Lynch Retirement
 Preservation Trust               11,835,128   24,754,684
Merrill Lynch Equity Index Trust  18,756,188   49,058,800
Davis New York Venture Fund       11,255,353   26,811,130

       (a) At December 31, 1998, $18,557,477 of the investment balance was non-participant directed.

       (b) At December 31, 1998, $20,522,682 of the investment balance was non-participant directed.

   During 1999, the Plan's investments appreciated (depreciated) in value as follows:

Common stocks                          $23,586,850
Common/collective trusts               (14,029,847)
Mutual funds                            (3,563,688)

Net appreciation                       $ 5,993,315

   As of December 31, 1999, there were no non-participant directed net assets in the Plan. Information about such net assets as of December 31, 1998, and the components of the changes in such net assets during 1999 is as follows:

Net assets:
 Common stocks                         $39,111,451
 Cash and cash equivalents                 788,345
 Contribution and investment income
   receivables                             735,230

                                       $40,635,026

                                        Year ended
                                        December 31,
                                           1999

  Changes in net assets due to:
   Contributions                       $3,218,185
   Interest and dividends                 330,479
   Net realized and unrealized
     appreciation in fair value of
     investments                       17,997,670
   Benefits paid to participants       (1,231,549)
   Transfers to other plans           (47,526,249)
   Transfers to participant directed
     investments                      (13,423,562)

        Net decrease in non-
         participant directed net
         assets                      $(40,635,026)

(5)  Federal Income Taxes

   The Plan received its latest determination letter on October 26, 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the Provisions of Sections 401(a) and 401(k) of the Internal Revenue Code. The Plan has since been amended and the Plan Sponsor believes the Plan is currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore, the Plan Sponsor believes that the Plan is qualified and the related trust is exempt from federal income taxes.


                           PENNZENERGY COMPANY SAVINGS
                               AND INVESTMENT PLAN

          Schedule of Assets Held for Investment Purposes At End of Year

                                December 31, 1999


    Party-in-
    interest      Identity of Issue, Borrower,    Description of                         Fair
 Identification    Lessor or Similar Party          Investment              Cost         Value

                 Pennzoil-Quaker State Company     Common stock        $ 13,501,224    5,291,181
                 Battlemountain Gold Company       Common stock              17,664        7,538

        *        Devon Energy Corporation          Common stock          19,088,854   12,558,629

                                                                         32,607,742   17,857,348

        *        Merrill Lynch Retirement          Common and            11,835,144   11,835,128
                 Preservation Trust                collective trust

        *        Merrill Lynch Equity Index        Common and             9,003,563   18,756,188
                 Trust                             collective trust
                 J.P. Morgan Institutional Bond    Mutual fund              792,230      754,548
                 Fund
                 Fidelity Advisory Balance Fund    Mutual fund            2,518,867    2,610,940
                 Davis New York Venture Fund       Mutual fund            7,960,514   11,255,353

                                                                         32,110,318   45,212,157

        *        Participant Loans                 8.75% to 10.00%
                                                   loans to participants,
                                                   maturing December 2000
                                                   to October 2016               --    2,314,987

                 Cash and cash equivalents         Cash and cash
                                                   equivalents               16,047       16,047

                                                                       $ 64,734,107   65,400,539


   * Denotes assets held for investment purposes with party-in-interest.

                                SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                               PENNZENERGY COMPANY SAVINGS AND
                               INVESTMENT PLAN
                               By:  Devon Energy Corporation


Date: July 13, 2000            /s/ Danny J. Heatly
                               Danny J. Heatly
                               Vice President - Accounting

                      INDEX TO EXHIBITS


     Exhibit                                                        Page

        23          Consent of KPMG LLP                              16

      23.1          Consent of Arthur Andersen LLP                   17